Exhibit 99.3

AMENDMENT NO. 2

TO THE

CERENCE INC.

2024 INDUCEMENT PLAN

WHEREAS, Cerence Inc. (the “Company”) maintains the Cerence Inc. 2024 Inducement Plan (as amended, the “Plan”), which was previously adopted by the Board of Directors of the Company (the “Board”);

WHEREAS, the Board believes that the number of shares of Stock (as defined in the Plan) remaining available for issuance under the Plan has become insufficient for the Company’s anticipated future needs under the Plan;

WHEREAS, the Board has determined that it is advisable and in the best interest of the Company and its stockholders to amend the Plan to increase the aggregate number of shares of Stock reserved for issuance under the Plan by 1,500,000 shares; and

WHEREAS, Section 9 of the Plan provides that the Board may amend the Plan at any time, subject to certain conditions set forth therein.

NOW, THEREFORE:

1. Increase in Share Pool. Section 3(a) of the Plan is hereby deleted in its entirety and replaced with the following:

“Number of Shares. Subject to adjustment as provided in Section 7(b), the number of shares of Stock that may be issued in satisfaction of Awards under the Plan is 4,500,000 shares (the “Share Pool”). For purposes of this Section 4(a), shares of Stock will not be treated as issued under the Plan, and will not reduce the Share Pool, unless and until, and to the extent, the shares are actually issued to a Participant. Without limiting the generality of the foregoing, shares of Stock withheld by the Company in payment of the exercise price or purchase price of an Award or in satisfaction of tax withholding requirements with respect to an Award and shares of Stock underlying any portion of an Award that is settled in cash or that expires, becomes unexercisable, terminates or is forfeited to or repurchased by the Company, in each case, without the issuance (or retention (in the case of Restricted Stock or Unrestricted Stock)) of Stock, will not be treated as issued in satisfaction of Awards under the Plan and will not reduce the Share Pool.”

2. Effective Date of Amendment. This Amendment to the Plan shall become effective upon the date that it is approved by the Board.

3. Other Provisions. Except as set forth above, all other provisions of the Plan shall remain unchanged.

DATE APPROVED BY BOARD OF DIRECTORS:	November 29, 2024